TRANSAX INTERNATIONAL LIMITED REPORTS SECOND QUARTER NET REVENUES UP 175%

MIAMI, Florida. July 27, 2005 Transax International Limited ("Transax") (OTC Bulletin Board: TNSX) is pleased to report record preliminary second quarter results. During the quarter ended June 30, 2005, Transax International recorded a sharp increase in transaction volume for the second quarter 2005, its 10th consecutive quarter of positive transaction volume and revenue growth.

For the second quarter of 2005, Transax will report unaudited preliminary net revenues in excess of US$850,000, an increase of more than 175% as compared to revenues reported for the same period in 2004.

Second quarter highlights include:

-  SECOND QUARTER TRANSACTION VOLUME INCREASE 186%
-  SECOND QUARTER NET REVENUES INCREASE TO OVER US$850,000
-  SECOND QUARTER REVENUES INCREASE 175% COMPARED TO 2004
-  10TH CONSECUTIVE QUARTER OF POSITIVE TRANSACTION VOLUME AND  REVENUE  GROWTH

During the second quarter 2005, Transax completed 1.7 Million "real time" transactions, a 186% increase as compared with the same period in 2004. The second quarter 2005 transaction volume represents a 30% increase as compared to the first quarter of 2005. During the first six months of 2005, Transax completed 3.0 million transactions consisting of 1.7million Point of Sale (POS) transactions, 1.0million transactions generated by the use of the company's software installed into medical providers computers and 0.3million transactions by Interactive Voice Response. Transax projects to undertake up to 8 million transactions during fiscal 2005.

Transax installed 392 Point of Sale (POS) solutions to medical provider locations during the second quarter of fiscal 2005. At the end of the second quarter 2005 Transax had over 4,600 solutions operational in Brazil including 2,345 POS solutions at medical provider locations and 2,200 Interactive Voice Response solutions all undertaking "real time" adjudication of medical claims on behalf of major health insurance companies. In addition the company continued to integrate the major medical laboratories in Brazil for seamless authorization and adjudication of medical transactions on behalf of its clients.

Stephen Walters President & CEO of Transax said, "We are pleased to report continued growth in all areas of operations. Since commencing our roll out plan, we have now recorded ten quarters of positive transaction volume, with dramatic revenue growth and we expect continued favorable growth rates to throughout 2005 as our roll out program gains momentum."

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ABOUT TRANSAX INTERNATIONAL LIMITED

Transax is provider of network solutions for healthcare providers and health insurance companies. Through its wholly owned proprietary technology Transax provides a service similar to a credit card process for the health insurance industry where a transaction consists of approving eligibility, authorization, auto-adjudication of the health claim and generating the claim payable files all instantaneously in "real time" regardless of method of claim generation. The "on line" solution has been proven to significantly decrease health insurance claim expenditure. Based in Miami, Florida Transax maintains a major operations office in Rio de Janeiro, Brazil with approximately 30 staff. Transax has contracts in place with major health insurers for up to 2,500,000 transactions per month and currently undertakes approximately 600,000 transactions per month. Transax receives about US50cents per transaction.

Web Site : www.transax.com     Email : info@transax.com

Investor Relations Inquiries
OTC Financial Network
300 Chestnut St, Suite 200
Needham, MA 02492 USA
Tel: 561-837-8057
Jamie Dryer
Email : jamie@otcfn.com

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WITHIN THE MEANING  OF SECTION 27A OF THE UNITED STATES SECURITIES ACT OF 1933,
AS AMENDED, AND SECTION 21E OF THE UNITED STATES SECURITIES AND EXCHANGE ACT OF 1934, AS AMENDED, WITH RESPECT TO ACHIEVING CORPORATE OBJECTIVES, DEVELOPING ADDITIONAL PROJECT INTERESTS, THE COMPANY'S ANALYSIS OF OPPORTUNITIES IN THE ACQUISITION AND DEVELOPMENT OF VARIOUS PROJECT INTERESTS AND CERTAIN OTHER MATTERS. THESE STATEMENTS ARE MADE UNDER THE "SAFE HARBOR" PROVISIONS OF THE
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